5:17 5G

B

B. Live Nation >

thing [redacted]

I love that idea. [redacted]

[redacted]

Wed, Oct 20, 8:59 PM



Invest in Verve: Minority-owned micro-mobility company
wefunder.com

[redacted]

Delivered

iMessage

5:16 5G

Tak >

[redacted]

[redacted]

Wed, Oct 20, 8:58 PM



Invest in Verve: Minority-owned micro-mobility company

wefunder.com

Thursday 1:36 PM



Invest in Verve: Minority-owned micro-mobility company

wefunder.com

Read Thursday

iMessage

5:16 LTE

RW

Rasheed >

[redacted]

Wed, Oct 20, 9:00 PM



SUNOCO

Invest in Verve: Minority-owne[redacted]
micro-mobility company
wefunder.com

Wed, Oct 20, 10:38 PM

I [redacted]

iMessage

[redacted]

8:03 LTE

Invest in Verve: Minority-owned micr...
wefunder.com

Search Login


SUNOCO
DIESEL

INVEST IN VERVE

Minority-owned micro-mobility company

$200,000

reserved of a $600,000 goal

Overview INVEST

Share


6:02
LTE
Kevin Hart
kevinhart4real
https://wefunder.com/vervescooters
Invest in Verve: Minority-owned micro-mobility company | Wefunder
Invest as little as $100 in startups and small businesses. Wefunder is the largest Regulation Crowdfunding portal.
Message...
I
Yes
Thanks
Q W E R T Y U I O P
A S D F G H J K L
Z X C V B N M
123
space
return


6:02
LTE
Ellen DeGener...
theellenshow
https://wefunder.com/vervescooters
Invest in Verve: Minority-owned micro-mobility company | Wefunder
Invest as little as $100 in startups and small businesses. Wefunder is the largest Regulation Crowdfunding portal.
Message...
I
Yes
Thanks
Q W E R T Y U I O P
A S D F G H J K L
Z X C V B N M
123
space
return


6:01
LTE
Michael Rubin
michaelrubin
https://wefunder.com/vervescooters
Invest in Verve: Minority-owned micro-mobility company | Wefunder
Invest as little as $100 in startups and small businesses. Wefunder is the largest Regulation Crowdfunding portal.
Message...
I
Yes
Thanks
Q W E R T Y U I O P
A S D F G H J K L
Z X C V B N M
123
space
return


6:01
LTE
DR. SHAQUILL...
shaq
https://wefunder.com/vervescooters
Invest in Verve: Minority-owned micro-mobility company | Wefunder
Invest as little as $100 in startups and small businesses. Wefunder is the largest Regulation Crowdfunding portal.
Message...
I
Yes
Thanks
Q W E R T Y U I O P
A S D F G H J K L
Z X C V B N M
123
space
return


6:00
LTE
LENARD
cthagod
https://wefunder.com/vervescooters
Invest in Verve: Minority-owned micro-mobility company | Wefunder
Invest as little as $100 in startups and small businesses. Wefunder is the largest Regulation Crowdfunding portal.
Message...
I
Yes
Thanks
Q W E R T Y U I O P
A S D F G H J K L
Z X C V B N M
123
space
return


6:00
LTE
theshaderoom
https://wefunder.com/vervescooters
Invest in Verve: Minority-owned micro-mobility company | Wefunder
Invest as little as $100 in startups and small businesses. Wefunder is the largest Regulation Crowdfunding portal.
Message...
I
Yes
Thanks
Q W E R T Y U I O P
A S D F G H J K L
Z X C V B N M
123
space
return


6:00
LTE
Alicia Keys
aliciakeys
https://wefunder.com/
vervescooters
Invest in Verve: Minority-owned
micro-mobility company | Wefunder
Invest as little as $100 in startups and
small businesses. Wefunder is the largest
Regulation Crowdfunding portal.
Message...
I
Yes
Thanks
space
return
123


5:59
LTE
Will Smith
willsmith
https://wefunder.com/
vervescooters
Invest in Verve: Minority-owned
micro-mobility company | Wefunder
Invest as little as $100 in startups and
small businesses. Wefunder is the largest
Regulation Crowdfunding portal.
Message...
I
Yes
Thanks
Q W E R T Y U I O P
A S D F G H J K L
Z X C V B N M
123
space
return


5:59
LTE
champagnepa...
https://wefunder.com/
vervescooters
Invest in Verve: Minority-owned
micro-mobility company | Wefunder
Invest as little as $100 in startups and
small businesses. Wefunder is the largest
Regulation Crowdfunding portal.
Message...
I
Yes
Thanks
Q W E R T Y U I O P
A S D F G H J K L
Z X C V B N M
123
space
return


5:58
LTE
Mark Wahlber...
markwahlberg
https://wefunder.com/vervescooters
Invest in Verve: Minority-owned micro-mobility company | Wefunder
Invest as little as $100 in startups and small businesses. Wefunder is the largest Regulation Crowdfunding portal.
Message...
I
Yes
Thanks
Q W E R T Y U I O P
A S D F G H J K L
Z X C V B N M
123
space
return



5:58
LTE
gopuff
https://wefunder.com/vervescooters
Invest in Verve: Minority-owned micro-mobility company | Wefunder
Invest as little as $100 in startups and small businesses. Wefunder is the largest Regulation Crowdfunding portal.
Message...
I
Yes
Thanks
Q W E R T Y U I O P
A S D F G H J K L
Z X C V B N M
123
space
return


5:57
LTE
meekmill
https://wefunder.com/
vervescooters
Invest in Verve: Minority-owned
micro-mobility company | Wefunder
Invest as little as $100 in startups and
small businesses. Wefunder is the largest
Regulation Crowdfunding portal.
Message...
I
Yes
Thanks
Q W E R T Y U I O P
A S D F G H J K L
Z X C V B N M
123
space
return


5:57
LTE
badgalriri
https://wefunder.com/vervescooters
Invest in Verve: Minority-owned micro-mobility company | Wefunder
Invest as little as $100 in startups and small businesses. Wefunder is the largest Regulation Crowdfunding portal.
Message...
I
Yes
Thanks
Q W E R T Y U I O P
A S D F G H J K L
Z X C V B N M
123
space
return


6:01
LTE
Tyler Perry
tylerperry
https://wefunder.com/vervescooters
Invest in Verve: Minority-owned micro-mobility company | Wefunder
Invest as little as $100 in startups and small businesses. Wefunder is the largest Regulation Crowdfunding portal.
Message...
I
Yes
Thanks
123
space
return


6:00
LTE
Oprah
oprah
https://wefunder.com/vervescooters
Invest in Verve: Minority-owned micro-mobility company | Wefunder
Invest as little as $100 in startups and small businesses. Wefunder is the largest Regulation Crowdfunding portal.
Message...
I
Yes
Thanks
Q W E R T Y U I O P
A S D F G H J K L
Z X C V B N M
123
space
return


5:58
LTE
robertfrederic...
https://wefunder.com/vervescooters
Invest in Verve: Minority-owned micro-mobility company | Wefunder
Invest as little as $100 in startups and small businesses. Wefunder is the largest Regulation Crowdfunding portal.
Message...
I
Yes
Thanks
Q W E R T Y U I O P
A S D F G H J K L
Z X C V B N M
123
space
return


5:58
LTE
nas
https://wefunder.com/
vervescooters
Invest in Verve: Minority-owned
micro-mobility company | Wefunder
Invest as little as $100 in startups and
small businesses. Wefunder is the largest
Regulation Crowdfunding portal.
Message...
I
Yes
Thanks
Q W E R T Y U I O P
A S D F G H J K L
Z X C V B N M
123
space
return


5:59
LTE
Elon Musk
elonrmuskk
https://wefunder.com/
vervescooters
Invest in Verve: Minority-owned
micro-mobility company | Wefunder
Invest as little as $100 in startups and
small businesses. Wefunder is the largest
Regulation Crowdfunding portal.
Message...
I
Yes
Thanks
Q W E R T Y U I O P
A S D F G H J K L
Z X C V B N M
123
space
return


6:00
LTE
Oprah
oprah
https://wefunder.com/vervescooters
Invest in Verve: Minority-owned micro-mobility company | Wefunder
Invest as little as $100 in startups and small businesses. Wefunder is the largest Regulation Crowdfunding portal.
Message...
I
Yes
Thanks
Q W E R T Y U I O P
A S D F G H J K L
Z X C V B N M
123
space
return

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Reg Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Reg A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.